Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Half 2024 Financial Results

Beijing, October 25, 2024 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China with projects in the United States, today announced its unaudited financial results for the six months ended June 30, 2024.

Financial Results for the First Half of 2024

Revenue

For the first half of 2024, the Company’s total revenue decreased by 59.9% to US$155.6 million, compared to US$388.2 million for the first half of 2023, and the Company’s average selling price per square meter for real estate properties sold in China decreased by 41.1% to RMB8,951 (US$1,260), compared to RMB15,413 (US$2,226) for the first half of 2023. The decrease in revenue was mainly due to a significant decline in signings, which were affected by the overall downturn in the real estate industry. The decrease in average selling price is primarily attributable to the change in the proportion of real estate sales in different types of real estate property products.

Gross Profit

Gross profit decreased by US$36.8 million to US$39.8 million, or 25.6% of total revenue for the first half of 2024 from US$76.6 million, or 19.7% of total revenue for the first half of 2023. The increase of gross profit rate was mainly due to optimization of project costs.

SG&A Expenses

SG&A expenses increased by 4.3% to US$22.9 million for the first half of 2024 from US$21.9 million for the first half of 2023. As a percentage of total revenue, SG&A expenses were 14.7% and 5.6% for the first half of 2024 and 2023, respectively. The main reason for the significant increase in the percentage of SG&A is the substantial decline in total revenue.

Net Loss

Net loss increased by US$1.2 million to US$47.9 million for the first half of 2024 from US$46.7 million for the first half of 2023.

Balance Sheets

As of June 30, 2024, the Company’s cash and restricted cash decreased to US$169.3 million from US$230.8 million as of December 31, 2023.

Total debt outstanding was US$1,960.4 million as of June 30, 2024, an increase of 0.2% from US$1,957.2 million as of December 31, 2023.

The balance of the Company’s real estate properties completed and under development at the end of the second quarter of 2024 was US$3,309.6 million compared to US$3,308.0 million as of December 31, 2023.

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About Xinyuan Real Estate Co., Ltd.

Xinyuan is an NYSE-listed real estate developer primarily in China with projects in the United States. In China, Xinyuan develops and manages large-scale, high-quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to successfully enter new geographic markets, develop new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as the COVID-19 pandemic, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2023. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information, which is subject to year-end audit adjustments and has not undergone external review. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Investor Relations

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2024	2023
	(unaudited)	(unaudited)
Total revenue	155,556	388,241

Total costs of revenue	(115,759)	(311,640)
Gross profit	39,797	76,601

Selling and distribution expenses	(2,574)	(2,264)
General and administrative expenses	(20,281)	(19,642)
Gain on disposal of property held for lease	72	-

Operating income	17,014	54,695

Interest income	1,457	2,858
Interest expenses	(73,321)	(85,290)
Loss on short-term investments	(1,036)	(2,185)
Gain on extinguishment of debt	9,637	2,897
Debt restructuring income	-	8,755
Other income/(expenses)	11,647	(1,774)
Exchange gain	4,977	17,975
Share of loss of equity investees	(9,849)	(7,846)

Loss from operations before income taxes	(39,474)	(9,915)

Income tax expenses	(8,376)	(36,765)

Net loss	(47,850)	(46,680)
Net income attributable to non-controlling interest	1,666	8,045
Net loss attributable to Xinyuan Real Estate Co., Ltd. shareholders	(46,184)	(38,635)

Loss per ADS:
Basic	(8.17)	(7.17)
Diluted	(8.17)	(7.17)
ADS used in computation:
Basic	5,651	5,392
Diluted	5,651	5,392

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	169,262	230,821
Short-term investments	4,377	5,422
Accounts receivable	37,795	44,252
Other receivables	351,676	378,656
Deposits for land use rights	31,966	31,974
Other deposits and prepayments	258,409	259,752
Advances to suppliers	48,351	39,804
Real estate properties development completed and under development	3,309,556	3,307,965
Amounts due from related parties	192,682	192,627
Amounts due from employees	4,432	1,038
Other current assets	2,142	901

Total current assets	4,410,648	4,493,212

Restricted cash, non-current	-	-
Real estate properties held for lease, net	314,237	322,552
Property and equipment, net	23,925	25,543
Long-term investment	67,307	73,788
Deferred tax assets	289,676	283,688
Deposits for land use rights and properties	32,273	32,474
Amounts due from related parties	14,717	14,805
Contract cost assets	26,117	34,255
Operating lease right-of-use assets	1,518	1,616
Other assets	45,793	51,461

TOTAL ASSETS	5,226,211	5,333,393

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	December 31,
	2024	2023
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	972,834	1,023,914
Short-term bank loans and other debt	62,903	63,295
Customer deposits	677,700	740,013
Income tax payable	229,702	294,923
Other payables and accrued liabilities	712,672	659,502
Payroll and welfare payable	9,660	14,191
Current portion of long-term bank loans and other debt	1,241,910	1,265,785
Lease liability, current portion	1,697	2,228
Mandatorily redeemable non-controlling interests	10,439	9,741
Amounts due to related parties	72,729	72,910

Total current liabilities	3,992,246	4,146,503

Non-current liabilities
Long-term bank loans	166,575	152,089
Other long-term debt	489,044	476,033
Deferred tax liabilities	419,584	347,969
Unrecognized tax benefits	103,048	103,048
Lease liability	152	338
Amounts due to related parties	-	-

TOTAL LIABILITIES	5,170,649	5,225,981

Shareholders’ equity
Common shares	18	18
Treasury shares	(117,179)	(116,793)
Additional paid-in capital	546,277	546,549
Statutory reserves	179,459	179,844
Retained earnings	(664,876)	(616,743)
Accumulated other comprehensive loss	(26,997)	(26,603)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	(83,298)	(33,729)
Non-controlling interest	138,859	141,141
Total equity	55,561	107,412

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,226,211	5,333,393

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